SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )(1)

                                HNC Software Inc.
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                                (Name of Issuer)

                                  Common Stock
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                        (Title of Classes of Securities)

                                   40425P 107
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                                 (CUSIP Number)


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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   January 29, 1997
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).

CUSIP NO. 40425P 107               SCHEDULE 13D              Page 2 of 5 Pages

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1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Miurkirk Investments Limited
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [   ]
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS*

      Exchange of Shares between Parent and Subsidiary
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
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                  7    SOLE VOTING POWER                        1,162,117 shares
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                              0 shares
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER                   1,162,117 shares
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                         0 shares
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,162,117
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
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13)    Percent of Class Represented by Amount in Row (11)

       Approximately 7%
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14) Type of Reporting Person*

    Company
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 40425P 107               SCHEDULE 13D              Page 3 of 5 Pages

Item 1. Security and Issuer

     This statement relates to the shares of common stock, $.0001 par value per share (the "Shares"), of HNC Software Inc., a Delaware corporation (the "Issuer"). The address of the Issuer is 5930 Cornerstone Court West, San Diego, California 92121.

Item 2. Identity and Background

     Miurkirk Investments Limited ("Miurkirk") is a corporation formed under the laws of the Commonwealth of the Bahamas. The principal business of Miurkirk is investments and its principal address is Jardine House, 4th Floor, 33 Reid Street, Hamilton, HM 12 Bermuda.

     Miurkirk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Miurkirk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     The  following  person is the sole  director,  President  and  Secretary of
Miurkirk:

                  Robert Jennings
                  Jardine House, 4th Floor
                  33 Reid Street
                  Hamilton HM 12
                  Bermuda

     Mr. Jennings is a United Kingdom citizen and his principal occupation is private investor.

     Mr. Jennings has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Mr. Jennings has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

     Miurkirk obtained the Shares in exchange for the issuance of its capital stock.

Item 4. Purpose of Transaction

     Miurkirk obtained the Shares for investment purposes.

CUSIP NO. 40425P 107               SCHEDULE 13D              Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer:

     Miurkirk owns 1,162,117 shares of common stock of the Issuer which is approximately 6.1%. Miurkirk has sole power to vote and dispose of such shares.

     Mr. Jennings, the sole director and President and Secretary of Miurkirk, does not own any shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     None.

CUSIP NO. 40425P 107               SCHEDULE 13D              Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                                     March 21, 1997
                                        ----------------------------------------
                                                        (Date)

                                                     Robert Jennings
                                        ----------------------------------------
                                                      (Signature)

                                            Robert Jennings, President of
                                             Miurkirk Investments Limited
                                        ----------------------------------------
                                                     (Name/Title)